Exhibit 99.5

COMMUNICATIONS TO FIELD EMPLOYEES:

Email – Via Sense

Audience—ALL VWS and PS Partners temps on placement as of this week.

Dear Valued Volt Field Employee

We are excited to tell you that Volt has entered into an agreement to be acquired by Vega Consulting, Inc., a newly formed affiliate of ACS Solutions, a global technology consulting company with revenue of over $1.5 Billion and over 27,000 employees worldwide. You can read about the acquisition [here]. Business will continue as usual and there will be no changes to your pay or assignment as a result of this transaction. We are committed to continuing to offer you the best jobs with great clients. Thank you for all you do every day as a Volt Field Employee.

Thank you,

Volt

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Exciting news: Volt has entered into a merger agreement with Vega Consulting, Inc., an affiliate of ACS Solutions. No changes to your pay or assignment. Click [here] for details.